Royal Equine Alliance Corporation
269 South Beverly Drive,
Suite 1222
Beverly Hills, California 90212

January 31, 2007

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Royal Equine Alliance Corporation Registration Statement on Form SB-2 Filed December 21, 2006 File No. 333-139552

Ladies and Gentlemen:

Royal Equine Alliance Corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated January 16, 2007.

General

1.
You are responsible for the accuracy and completeness of all disclosure that appears in your filings. Ensure that you include sufficient information to provide context and to make clear the basis for your various claims and plans. The current version of the prospectus does not appear to provide a balanced view of your business or your business plan. Revise accordingly to address each of these points. We may have additional comments.

We have revised our filing to provide a balanced view of our business, deleting unnecessary claims and assertions and including additional disclosure of the nature of our specific business.

2.	For example, delete or provide support for each claim and assertion that appears in the second paragraph under "Business Summary" on page 5, including each of the following elements:

• "unique, alliance"

This reference has been deleted.
• "premium race horse boarding, training and racing facilities"

This reference has been deleted.

• "ownership of race horses"

This reference has been deleted.

• "rapid popularity growth trend of the horse racing industry"\

This reference has been deleted.

• "multiple sources of revenue and strong real estate asset growth"

This reference has been deleted.

• "for savvy investors"

This reference has been deleted.

• "REAC is a special situation"

This reference has been deleted.

• "with a powerful business model"

This reference has been deleted.

• "and impressive management team"

This reference has been deleted.

• "focused on major success"

This reference has been deleted.

• "in the thriving 'Sport of Kings' industry

This reference has been deleted.

Explain each claim and demonstrate a basis for, among other things, the funding and experience to justify these statements.

We have revised our filing to delete references to the claims above.

3.
In responding to these comments, provide us with a detailed letter of response that addresses each point of each comment. Make clear precisely where in the marked version of the amended filing you have made changes in response to each point.

We have noted your comment and have deleted references in the business summary section and the “Business of Issuer” section.

4.
To prevent the issuance of additional comments, make parallel changes throughout your document as appropriate. We cite only some examples, but you are responsible for revising the document as a whole to address these points.

We have noted your comment. In addition to making the deletions listed above, we have expanded our disclosure in the Business section to provide greater awareness of the nature of our specific business.

5.
Provide us with supplemental support from independent sources for each industry claim, marking such materials with highlighting or some other means. For example, support the claim that the horse racing industry is experiencing a "rapid popularity growth trend." We may have additional comments.

We have noted your comment and deleted any references to independent sources.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Michael Schlosser
Michael Schlosser Chief Executive Officer